September 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten

Re:	Elauwit Connection, Inc.
Registration Statement on Form S-1
Filed August 29, 2025
File No. 333-289964

Dear Mr. Kauten:

On behalf of Elauwit Connection, Inc. (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 3, 2025, providing the Staff’s comment with respect to the Company’s Registration Statement on Form S-1.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Registration Statement on Form S-1
Prospectus Summary

Our Company, page 1

1.	Revise your disclosures to clarify how you define pipeline and the specific stages of the sales cycle that have been completed for these opportunities. Clarify if you have signed agreements with customers for any of these opportunities and, if so, quantify the associated revenue. Please also clarify the basis for your expectation that these opportunities will convert to sales, the expected timeline to conversion, and the specific factors that have a reasonable likelihood of preventing conversion to sales.

Response: The Company respectfully acknowledges the Staff’s comment and intends to revise its disclosure relating to its pipeline by revising the second major bullet point on page 1 to read as follows, with new or revised disclosure indicated in bold italics:

“The number of opportunities that we estimate can begin generating revenue for us within the next 24 months (our “pipeline”) is rapidly growing due to our longstanding relationships and expanding customer base. From both existing and new customer relationships, we are currently tracking over 400 opportunities in our Managed Service pipeline representing an estimated $110 million of potential network construction revenue and an estimated $23 million in annual recurring revenue, if we were able to successfully complete all of these opportunities. We have also identified approximately 265,000 units in our near-term Network-as-a-Service pipeline, based on ongoing, active discussions with approximately 10 property ownership groups, which we estimate could represent approximately $150 million in annual recurring revenue, based on an estimated monthly fee of approximately $45 per unit. We do not have any contracts with customers for opportunities in our pipeline. See “— Pipeline” below for more detail about our pipeline.”

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 10, 2025

The new subsection “Pipeline” will appear immediately before “Corporate History and Structure” in the Prospectus Summary section and read as follows:

Managed Service

As of September 4, 2025, our Managed Service pipeline consists of 400 opportunities to provide service to about 110,000 units, representing in total an estimated $110 million of potential network construction revenue and an estimated $23 million in annual recurring revenue. The majority of our Managed Service pipeline consists of requests for proposal (“RFPs”) with existing and new customers, with the remaining smaller portion consisting of direct sales outside of an RFP process.

An opportunity is first added to our Managed Service pipeline when one of our representatives has an introductory call about the opportunity with a third party. Currently, about 30,000 units are in this early stage of the pipeline, representing the potential for approximately $30 million in network construction revenue and about $7 million in annual recurring revenue. The second stage of the pipeline is what we consider “near-term” opportunities, when (i) a design has been requested for a project; (ii) a design proposal has been delivered for a project; (iii) the project is being negotiated between the project ownership group or its subcontractors and us; or (iv) when the project has been verbally awarded to us and we are finalizing a written contract for the project. Currently, about 80,000 units are in the second stage of the pipeline, representing the potential for approximately $80 million in network construction revenue and about $16 million in annual recurring revenue. We do not have any contracts with customers for opportunities in the first or second stage of our Managed Service pipeline. After a contract for a project is signed, the project is no longer in the pipeline and is instead considered part of our backlog. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contracted Units and Backlog” for more information about our backlog.

We are a relatively new business with limited long-term win-loss data on project submissions and do not have a reasonable estimated win rate for Managed Service projects in the early, first stage of our pipeline. However, based on our historical experience and management’s estimates and experience in this industry, we estimate our win rate on Managed Service second stage pipeline projects in which we respond to an RFP for a new customer or new property ownership group is approximately 25%. We estimate our win rate on RFPs with existing customers or direct sales to property ownership groups with whom we have an existing relationship is higher than 25%. Because Managed Service projects are subject to the timeline of a new construction project, which is outside of our control, we cannot predict an exact timeline for generating revenue for each opportunity in our pipeline; however, based on our historical experience we would expect to begin to generate revenue for most opportunities in the second stage of our Managed Service pipeline in the next 18 months. Managed Service pipeline opportunities could be prevented from converting into sales if we are not able to remain competitive in developing our proposals or executing on our backlog, or if there is a slowdown in new construction for multifamily projects.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 10, 2025

Network-as-a-Service

As of September 4, 2025, our Network-as-a-Service pipeline consists of approximately 265,000 identified units, based on ongoing, active discussions with approximately 10 property ownership groups with whom we have an existing relationship. If all of these units were converted into contracted units, we estimate we could recognize approximately $150 million in annual recurring revenue, based on an estimated monthly fee of approximately $45 per unit. Currently, all of our Network-as-a-Service pipeline is in the earliest stage of our pipeline, which we expect to follow the stages of the Managed Service pipeline described above. These opportunities entered our Network-as-a-Service pipeline when our management team began negotiating with the property ownership groups and the ownership group expressed interest in Network-as-a-Service. We will need additional capital to begin Network-as-a-Service buildouts, and until we are able to access additional capital, the opportunities in the first stage of our Network-as-a-Service pipeline will not advance in the pipeline. We do not have any contracts with customers for projects in our Network-as-a-Service pipeline that require payment if the customer cancels the contract before the network is installed. The potential revenue under any contract that would require payment would appear in our backlog.

Because Network-as-a-Service is a new business model, we have only limited data on our ability to convert opportunities from our pipeline into revenue. Our Network-as-a-Service pipeline is based on our management’s estimate of our opportunities in our total addressable market. Our total addressable market, of multi-family properties with at least 100 units, consists of about 12 million units nationwide. Our current Network-as-a-Service pipeline is roughly 2.2% of that total addressable market. Assuming we are able to access additional capital, we believe we could begin generating revenue from Network-as-a-Service sales to the identified property ownership groups within 12 months. Our ability to convert these pipeline opportunities into sales is based on management’s estimates and experience in this industry. Network-as-a-Service pipeline opportunities could be prevented from converting into sales if we are unable to access adequate capital to deploy for Network-as-a-Service buildouts or to develop our direct sales and marketing team for Network-as-a-Service sales, if our potential customers prefer a business model other than Network-as-a-Service, or if our proposed service is viewed unfavorably compared to our competitors.

The Company also intends to make conforming changes to the disclosure on page 30 under the heading “Executive Summary” in the section entitled “Business.” Similarly, the Company will move the fourth paragraph on page 34 under the heading “Our Market Opportunity” to a new subsection titled “Pipeline” which will be substantially similar to the “Pipeline” section above and make conforming changes to the existing paragraph.

The Company intends to revise the second last sentence of the risk factor titled “If we are unable to consistently win competitive RFP processes, become a preferred or sole supplier for new-build projects, begin to increase our gross margins with newer customer relationships, or capitalize on the opportunities in our pipeline, our financial condition, results of operations and business may be adversely impacted” as follows, with new disclosure indicated in bold italics:

We cannot provide any assurance that we will consistently win every RFP process we enter, become a preferred or sole supplier for new-build projects, execute on our backlog, begin to increase our gross margins with newer customer relationships, access capital to deploy for Network-as-a-Service buildouts or to develop our sales and marketing teams, or capitalize on the opportunities in our pipeline.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 10, 2025

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the Company’s Chief Financial Officer, Sean Arnette, by email at sarnette@elauwit.com or telephone at (980) 705-3160, or the undersigned by email at mrhoda@hselaw.com or telephone at (585) 231-1267.

Very truly yours,

/s/ Margaret K. Rhoda
Margaret K. Rhoda
direct dial: 585.231.1267
email: Mrhoda@hselaw.com

cc:	Alexander R. McClean, Esq
Barry Rubens, Chief Executive Officer